Registration No. 033-41511
File No. 811-06332

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	□

Post-Effective Amendment No. 46	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 46	☒

ROCHESTER PORTFOLIO SERIES
(Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924
(Address of Principal Executive Offices) (Zip Code)

(303) 768-3200
(Registrant’s Telephone Number, including Area Code)

Cynthia Lo Bessette, Esq.
OFI Global Asset Management, Inc.
225 Liberty Street, New York, New York 10281-1008
(Name and Address of Agent for Service)

It is proposed that this filing will become effective upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A (Registration No. 033-41511) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of replacing Exhibit 28(j) to such Registration Statement. Accordingly, this Post-Effective Amendment No. 46 consists only of a facing page, this explanatory note, and signature page of the Registration Statement on Form N-1A.

This Post-Effective Amendment No. 46 does not change the form of any prospectus, statement of additional information, or Part C included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 46 shall become effective upon filing with the SEC.

Rochester Portfolio Series

Post-Effective Amendment No. 46

Registration Statement No. 033-41511

EXHIBIT INDEX

Exhibit No.	Description
28(j)	Independent Registered Public Accounting Firm's Consent

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 46 to Registration Statement No. 333-41511 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 3rd day of April, 2019.

Rochester Portfolio Series on behalf of its series Oppenheimer Rochester Limited Term New York Municipal Fund
Arthur P. Steinmetz*
Arthur P. Steinmetz Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated:

Signatures	Title	Date
Joel W. Motley* Joel W. Motley	Chairman of the Board of Trustees	April 3, 2019

Arthur P. Steinmetz* Arthur P. Steinmetz	Trustee, President and Principal Executive Officer	April 3, 2019

Brian S. Petersen* Brian S. Petersen	Treasurer, Principal Financial & Accounting Officer	April 3, 2019

Beth Ann Brown* Beth Ann Brown	Trustee	April 3, 2019

Edmund P. Giambastiani, Jr.* Edmund P. Giambastiani, Jr.	Trustee	April 3, 2019

Elizabeth Krentzman* Elizabeth Krentzman	Trustee	April 3, 2019

Mary F. Miller* Mary F. Miller	Trustee	April 3, 2019

Joanne Pace* Joanne Pace	Trustee	April 3, 2019

Daniel S. Vandivort* Daniel S. Vandivort	Trustee	April 3, 2019

Brian F. Wruble* Brian F. Wruble	Trustee	April 3, 2019

*By: /s/ Taylor V. Edwards____________ Taylor V. Edwards, Attorney-in-Fact

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

Rochester Portfolio Series:

We consent to the use of our report, dated February 22, 2019, with respect to the financial statements and financial highlights of Oppenheimer Rochester Limited Term New York Municipal Fund (the “Fund”), a series of Rochester Portfolio Series, as of December 31, 2018, incorporated by reference herein, and to the references to our firm under the headings “Financial Highlights” in the Prospectus, and “Independent Registered Public Accounting Firm,” and “Financial Statements” in the Statement of Additional Information.

/s/ KPMG LLP

KPMG LLP

Denver, Colorado

March 27, 2019